EXHIBIT 99.1

Equinox Gold Appoints François Bellemare to Board of Directors

VANCOUVER, BC, Dec. 30, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE: EQX) ("Equinox Gold" or the "Company") is pleased to announce that François Bellemare will be joining the Company's Board of Directors effective January 1, 2022. Mr. Bellemare is replacing Tim Breen as Mubadala Investment Company's Board appointee and will also serve on Equinox Gold's Environment, Social and Governance Committee.

Mr. Bellemare is a long-standing member of Mubadala's Direct Investments platform, currently serving as Senior Vice President covering the Industrials and Business Services sector based in the firm's New York office. Mr. Bellemare has been involved in multiple aspects of the mining sector, including deal origination and execution, partnerships, project development, financing, and joint ventures across all major geographies. Prior to joining Mubadala in 2014, he was at BMO Capital Markets based in their London and Toronto offices, advising metals and mining companies on M&A and capital markets transactions. Mr. Bellemare holds a Bachelor's degree in Electrical and Computer Engineering from McGill University.

Ross Beaty, Chairman of Equinox Gold, commented: "François has been closely involved since Mubadala's original investment in April 2019 and is very familiar with the Company's projects and business strategy. He will be a tremendous addition to the Board of Directors, bringing a wide range of capital markets, project development and industry experience. I welcome François to Equinox Gold's Board of Directors and also thank Tim for his contributions as a director."

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2021/30/c4782.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 17:30e 30-DEC-21